                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For December 8, 2006

                        International Uranium Corporation
                 (Translation of registrant's name into English)

       Suite 2101 - 885 West Georgia Street, Vancouver, British Columbia,
                                 Canada V6C 3E8
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F   X   Form 40-F
                    -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes       No   X
              -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        International Uranium Corporation
                                        (Registrant)


Date: December 8, 2006                  By: /s/ Ron F. Hochstein
                                            ------------------------------------
                                            Ron F. Hochstein, President and CEO

                                  EXHIBIT INDEX

Exhibit Number   Description
--------------   -----------
       1         Press Release dated December 7, 2006 Denison to Commence
                 Trading Under Symbol "DML" at Market Opening on December 7,
                 2006

(DENISONMINES LOGO)

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 - Fx. 416-979-5893 - www.denisonmines.com

PRESS RELEASE

                DENISON TO COMMENCE TRADING UNDER SYMBOL "DML" AT
                       MARKET OPENING ON DECEMBER 7, 2006

TORONTO, ON -- DECEMBER 7, 2006 -- DENISON MINES CORP. ("Denison" or the "Company") (IUC:TSX, DEN:TSX) is pleased to announce that the Company will commence trading as Denison Mines Corp. ("New Denison") on the Toronto Stock Exchange under the symbol "DML" effective today, at the market opening on December 7, 2006. The new CUSIP number of the common shares will be 248356107 and the ISIN number will be CA 2483561072.

Denison Mines Corp. is the result of a recent merger between International Uranium Corporation ("IUC") and Denison Mines Inc. ("Old Denison"). Each common share of Old Denison has now become 2.88 common shares of IUC and IUC has changed its name to Denison Mines Corp.

Also as a result of the merger, the terms of the two series of Old Denison common share purchase warrants have been amended, effective December 1, 2006, as follows: (1) each New Denison common share purchase warrant that will trade under the symbol DML.WT will entitle the holder to acquire 2.88 common shares of New Denison at $15.00 per warrant until November 24, 2009 (CUSIP 248356115, ISIN CA 2483561155); and (2) each New Denison common share purchase warrant that will trade under the symbol: DML.WT.A will entitle the holder to acquire 2.88 common shares of New Denison at $30.00 per warrant until March 1, 2011 (CUSIP 248356123, ISIN CA 2483561239). Fractional common shares of New Denison will not be issued upon exercise of either series of warrants. In lieu thereof, a cash payment will be made equal to the value of the right to acquire such fractional interest.

Registered shareholders of the Old Denison are requested to submit a Letter of Transmittal to facilitate conversion of their shares to New Denison. A Letter of Transmittal has been mailed to all registered shareholders with instructions on how to complete and submit the form. Shareholders whose Old Denison shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in exchanging their Old Denison shares for the New Denison shares.

The merger has created a growth oriented and diversified uranium producer with currently estimated annual production of approximately 5 million pounds U(3)O(8) by 2010 with a strong financial position of approximately Cdn$118 million (September 30, 2006) in working capital and no debt.

Denison Mines Corp. is considered the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The combination of a diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions has uniquely positioned the Company for growth and development into the future.

The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.

CAUTIONARY STATEMENTS

This news release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. ("Denison").

Forward looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Denison's properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management's Discussion and Analysis of each of Denison Mines Inc. ("DMI") and International Uranium Corporation ("IUC"), the current Annual Information Form of DMI filed with the securities regulatory authorities in Canada and available at www.sedar.com and IUC's Annual Report on Form 20-F filed with the securities regulatory authorities in Canada and available at www.sedar.com. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the respective Annual Information Forms of DMI and, IUC, each for the year ended December 31, 2005, and other continuous disclosure documents filed by each of them since January 1, 2006 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES: This news release uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. UNITED STATES INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF MEASURED OR INDICATED MINERAL RESOURCES WILL EVER BE CONVERTED INTO MINERAL RESERVES. UNITED STATES INVESTORS ARE ALSO CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF AN INFERRED MINERAL RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

For further information, please contact:

E. Peter Farmer   (416) 979-1991 ext. 231
Ron Hochstein     (604) 689-7842
James Anderson    (416) 979-1991 ext. 372


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